Exhibit 21.1

HYZON MOTORS INC.

LIST OF SUBSIDIARIES

(As of July 22, 2021)

Entity	Jurisdiction of Incorporation or Organization
Hyzon Automobile Technology (Shanghai) Co., Ltd.	China
Hyzon Motors Australia PTY LTD	Australia
Hyzon Motors Europe B.V.	Netherlands
Hyzon Motors PTE. LTD.	Singapore
Hyzon Motors USA Inc.	Delaware
Hyzon Zero Carbon Inc.	Delaware
Hyzon Motors Innovation GmbH	Germany